

ENERNORTH INDUSTRIES INC.

SUPPLEMENTAL MAILING LIST FORM

National Instrument 51-102 *Continuous Disclosure Obligations* mandates that EnerNorth Industries Inc. (the "Corporation") send annually a request form to registered holders and beneficial owners of securities to enable such holders and owners to request a copy of the Corporation's interim financial statements and related Management's Discussion and Analysis (the "Statements"), in accordance with the procedures set out in National Instruments 54-101 *Communication with Beneficial Owners of Securities of a Reporting Issuer*. If you wish to receive the Statements, you must complete this form and forward it to the following address:

ENERNORTH INDUSTRIES INC.
Suite 301
2 Adelaide Street West
Toronto, Ontario
M5H 1L6

Please note that both registered holders and beneficial owners should return the form; registered holders will not automatically receive the Statements. (Registered holders are those with shares registered in their name, beneficial owners have their shares registered in an agent, broker or bank's name.)

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Please put my name on EnerNorth Industries Inc. Supplemental Mailing List
to receive the Statements

(Please PRINT your name and address)

_____
(First Name and Surname)

_____
(Number and Street) (Apartment/Suite)

_____
(City) (Province/State)

_____
(Postal Code)

Signed: _____
(Signature of Shareholder)